FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of August, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

Exhibit No. 1   - Treasury Stock dated 8 August 2007
Exhibit No. 2   - Treasury Stock dated 13 August 2007
Exhibit No. 3   - Hanson PLC Interim Report dated 20 August 2007
Exhibit No. 4   - Treasury Stock dated 21 August 2007
Exhibit No. 5   - Directorate Change dated 24 August 2007

Exhibit No. 1

August 8, 2007

Hanson PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 2,079 Hanson ordinary shares of 10p each ("shares") from the Treasury Shares Account on
August 8, 2007 to participants in the Hanson Sharesave Scheme to satisfy exercises of options, the issued share capital of Hanson is 736,968,849 shares, of which 22,707,642 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 714,261,207.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 2

August 13, 2007

Hanson PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 1,494 Hanson ordinary shares of 10p each ("shares") from the Treasury Shares Account on
August 13, 2007 to participants in the Hanson Sharesave Scheme to satisfy exercises of options, the issued share capital of Hanson is 736,968,849 shares, of which 22,706,148 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 714,262,701.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 3

August 20, 2007

Hanson PLC Interim Report

Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document
Viewing Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No: (0)20 7676 1000

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC
+44 (0)20 7245 1245

Exhibit No. 4

August 21, 2007

Hanson PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 6,538,928 Hanson ordinary shares of 10p each ("shares") from the Treasury Shares Account on
August 21, 2007 to the employee share trust, the issued share capital of Hanson is 736,968,849 shares, of which 16,167,220 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 720,801,629.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Paul Tunnacliffe

Company Secretary
Hanson PLC

Exhibit No. 5

August 24, 2007

Directorate changes

Hanson announces that as a result of the Scheme of Arrangement in relation to the recommended acquisition of Hanson PLC ("Hanson") by Lehigh UK Limited, a wholly-owned direct subsidiary of HeidelbergCement AG, becoming effective, M W
Welton, J W Leng, W F Blount, The Baroness Noakes DBE, W S H Laidlaw and C J
Brady, have today resigned as directors of Hanson.

Yours faithfully
Paul Tunnacliffe
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:    September 03, 2007